SINOHUB, INC.
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057

January 12, 2012

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:
SinoHub, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 14, 2011 (the “Form 10-K”)
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010
Filed May 2, 2011 (the “Amendment to Form 10-K”)
Form 10-Q for the quarter ended September 30, 2011
Filed November 14, 2011 (the “Form 10-Q”)
File No. 001-34430

Dear Mr. Vaughn:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (“SinoHub” or the “Company”) dated December 28, 2011 with respect to the above-referenced Form 10-K, Amendment to Form 10-K and Form 10-Q.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment 1 to Form 10-K for the year ended December 31, 2010

General

Staff Comment 1:  We note that you did not provide the acknowledgements requested in our November 22, 2011 letter. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kevin L. Vaughn
January 12, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	We apologize for the oversight. The Company has provided the requested acknowledgements in this letter and will include them in any subsequent response to the Commission’s comments.

Item 9A.  Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

Staff Comment 2:  We note your responses to prior comments 2 and 3. A material weakness is defined as a significant deficiency or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Given that you did not have the proper controls in place to properly assess the impact of certain anti-dilution provisions of your warrant agreements and this control deficiency led to material misstatement of your financial statements, it is unclear as to how you concluded the deficiency was anything other than a material weakness. Please advise us or revise your filing accordingly.

2.
Upon further consideration we have determined that the failure to assess the impact of anti-dilution provisions of the warrants was a material weakness.  We will file amendments to our Form 10-K for the year ended December 31, 2010 and our Form 10-Q for the quarter ended September 30, 2011 promptly following resolution of the balance of the Commission’s comments on such filings to reflect this determination and will reflect this determination in subsequent filings, as appropriate.

Staff Comment 3:  Further to the above, you state in your response to prior comment 2 that the control deficiency arose “due to human error.” Please explain to us in greater detail the circumstances surrounding the control deficiency. Clarify the “human error” to which you refer by providing us with additional details regarding the cause of the original error. In order to provide context, please also provide us with information as to how the error was discovered subsequent to the filing of the Form 10-K.

Kevin L. Vaughn
January 12, 2012

3.
The person responsible for accounting for the warrants we have outstanding overlooked the anti-dilution provision in the warrants. This oversight was discovered during the preparation of our Form 10-Q for the quarter ended March 31, 2011.

Staff Comment 4:  We note the statement in the final sentence of your response to prior comment 2. You state that you will carefully consider any future potential issue should you enter into a complex transaction. Please explain in greater detail what you mean by this statement. In this regard, provide us with details as to what controls you have in place to identify and account for complex transactions as well as what controls you have in place to prevent and detect errors relating to these complex transactions. Discuss how these controls functioned in connection with both the original accounting for the warrants and the accounting in subsequent periods.

4.
Prior to our discovery of the issue with outstanding warrants during the preparation of our Form 10-Q for the quarter ended March 31, 2011, we did not have a separate step in our review process to ensure all issues surrounding complex transactions had been addressed.  Following this discovery we implemented an additional step in our review process to make sure all issues surrounding complex transactions are addressed. We define complex transactions as transactions that may be affected by a subsequent event, such as anti-dilution provisions in securities we issue or transactions which would require a subsequent marking to market of acquired assets In our new process we work to identify complex transactions early in the financial statement preparation process and we developed a checklist of potential issues relating to complex transactions which must be completed internally with respect to any transaction identified as a complex transaction.  We believe that had we had this additional step in place, it would have greatly reduced or eliminated the chance that the anti-dilution provision in outstanding warrants would have been overlooked since in the course of completing the checklist, the reviewer of the warrants would have been required to focus on whether the warrants contained anti-dilution provisions.

Staff Comment 5:  We note your response to prior comment 3. We have the following additional comments:

•
You refer to an “internal audit staff” in your response. As previously requested, please describe to us your internal audit function and how, if at all, that function impacted your evaluation of your internal control over financial reporting.

•
You state that you use the “U8 accounting software from UFIDA to help ensure proper recording of transactions and to detect material errors.” Please explain to us in greater detail how this software is able to detect material errors. Clarify whether this software is used to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Kevin L. Vaughn
January 12, 2012

•
You state that Mr. Li has five years experience with U.S. GAAP, which was learned through “self study and working with external resources.” Please explain this in greater detail. Describe the external resources to which you refer.

•
You further state that Mr. Li attends SEC update courses held by CPE in Shanghai when time permits from his schedule. Please explain this statement in greater detail. Describe the frequency with which Mr. Li has attended these courses in the past. Explain why you believe attendance at these courses provides sufficient knowledge of U.S. GAAP, especially as it relates to complex transactions and new and emerging accounting standards. Finally, discuss what, if any, other training Mr. Li receives in the event his time does not permit him to attend the identified courses.

5.	Response to additional comments on our response to prior comment 3:

•
As mentioned in our response letter dated December 14, 2011, our “Company has an internal audit function and our internal audit manager has 11 years of experience in accounting.” Each department in our Company has its own standard operating procedure. Our internal audit function does sample based checking of each department’s financial reporting on a regular basis. Our evaluation of our internal control over financial reporting was impacted positively by the smooth functioning of our internal audit function.

•
We intended to say, “The Company uses the U8 accounting software from UFIDA to help ensure proper recording of transactions and to help detect material errors.” U8 by itself is not able to detect material errors that might occur because of a data entry error or omission, but it provides a sound platform to track all transactions and to ensure internal consistency. We use the functions provided by U8 and the intelligence provided by our accounting staff to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with U.S. GAAP.

•
We stated in our response dated December 14, 2011, “In 2009 the Company engaged MJS Consulting a consulting firm staffed with US certified public accountants based in Portland, Oregon and Hong Kong, to ensure compliance with Sarbanes/Oxley 404 and assess the effectiveness of our controls and policies then in place.  During the past 2 years, the Company has refined and improved its controls over financial reporting based on the recommendations of MJS Consulting.” and “The Company neither retains an accounting firm or similar organization to prepare its financial statements nor individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.” The principals with whom we dealt in 2009 and the first part of 2010 at MJS were Michael Senzaki (based in Portland, Oregon) and Leslie Chow (based in Hong Kong). Both of these gentlemen are US CPAs with extensive experience working with public companies in the USA. Since the engagement with MJS concluded we have maintained contact with Leslie Chow who is a U.S. GAAP expert for support on U.S. GAAP issues even though we do not retain Mr. Chow to prepare our financial statements or evaluate our internal control over financial reporting.   Mr. Li and Mr. Chow have frequent discussions during which, among other matters, Mr. Chow raises with Mr. Li any new accounting standards that could impact SinoHub’s financial reporting.

Kevin L. Vaughn
January 12, 2012

•
Mr. Li attended the course held by Center for Professional Education 2011 SEC Conference: An Accounting & Reporting update for US Listed Companies on June 20th and 21st, 2011 Shanghai, P.R. China. We do not believe that the CPE courses provide sufficient knowledge of U.S. GAAP, but they do provide current information on U.S. GAAP as of the date they are given and therefore are useful. As mentioned above, we rely on Mr. Chow for sufficient knowledge of U.S. GAAP especially as it relates to complex transactions and new and emerging accounting standards and Mr. Chow updates Mr. Li on relevant changes to the accounting standards on a frequent basis.

Note 1. Summary of Significant Accounting Policies and Organization, page 84

Revenue and Cost Recognition, page 89

Staff Comment 6:  We note your response to prior comment 6. Please revise your future filings to provide disclosure similar to that in your response.

6.	The Company will incorporate disclosure similar to that provided in our response to prior comment 6 in its future SEC filings, as appropriate.

Form 10-Q for the quarter ended September 30, 2011

Note 17. Restricted Cash and Bank Borrowings, page 29

Staff Comment 7:  We note from your response to prior comment 8. Similar to your response, please revise future filings to explain your rights and obligations under your non-deliverable forward contracts.

7.	The Company will incorporate disclosure similar to that provided in our response to prior comment 8 in its future SEC filings, as appropriate.

Kevin L. Vaughn
January 12, 2012

Consolidated Financial Condition and Liquidity, page 32

Staff Comment 8:  We note your response to prior comment 9. You state that due to the credit tightening, for some customers you will now have to wait until your customer is paid by its customer before you will collect payment. Explain how you have considered this fact in your evaluation of whether the ‘collectability’ criteria for revenue recognition has been met. Clarify if you defer recognition of revenue on these sales until payment is received from the end customer. If you do not defer recognition of revenue, explain how you reached a conclusion that revenue recognition was appropriate.

8.
Our credit department is vigilant to ensure that during this period of tight credit we only ship goods to companies from which they are confident we will receive payment. The customers for whom the credit tightening meant a delay in payment are all long term customers who have good payment records. We believe it makes business sense for us to provide extended payment terms to these customers to tie to their payment cycle with their end customers during this period of tight credit. However, we do not condition our customer’s obligation to pay us on their receipt of payment from their customers.  Also, we believe that the credit tightening is a short-term phenomenon and therefore we view the extended terms as a temporary accommodation. For these reasons, we concluded that the receivables thus affected are collectable. Also, because we believe the credit tightening will not be long lasting, we decided not to deviate from our long standing policy of recognizing revenue from component sales when the goods are shipped and the customer is invoiced. We believe that revenue recognition at the time of shipment and invoicing is appropriate because we are dealing with long standing customers who had good payment records under normal credit conditions and we see a return to normal credit conditions within six months.

Staff Comment 9:  We note your response to prior comment 9. Similar to your response, please revise future filings discuss any extended payment terms you have offered to your customers and the effects of these terms on your liquidity.

9.
The Company will provide disclosure similar to that provided in our response to prior comment 9 with respect to any extended payment terms offered to customers and the impact of such extended terms on the Company’s liquidity in its future SEC filings, as appropriate.

The Company acknowledges, with respect to each filing reviewed by the Commission, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kevin L. Vaughn
January 12, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments with respect to the filings.  Comments or questions regarding this letter may be directed to the undersigned at willa@sinohub.com with a copy to hcochran@hotmail.com or by fax to +86-755-2661-9967 or to Gregory White of Seyfarth Shaw, LLP at (617) 946-4853.

Very truly yours,

SINOHUB, INC.

/s/ De Hai Li
De Hai Li